Exhibit 3.2
AMENDMENT TO ARTICLE II, SECTION 1 OF THE BYLAWS OF
DORAL FINANCIAL CORPORATION
Article II, Section 1 of the Bylaws of Doral Financial Corporation was amended to read in its entirety as follows:
“Section 1. Annual Meeting. The annual meeting of the shareholders for the election of the directors and for such other business as may come before the meeting shall be held at such place, either within or without of the Commonwealth of Puerto Rico, and at such time and date as the Board of Directors, by resolution, shall determine and set forth in the notice of meeting.”